Filed by New York Community Bancorp, Inc.

Pursuant to Rule 425

under the Securities Act of 1933 and

deemed filed pursuant to Rule 14a-12 under

the Securities Exchange Act of 1934

Subject Company: Astoria Financial Corporation (Commission File No.: 1-11967)

The following is a transcript of a conference call and webcast that were conducted on March 7, 2016.

Forward-Looking Information

The information presented herein, on the webcast, and in other related communications may contain certain “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. These statements include, but are not limited to, the expected completion date, financial benefits, and other effects of the proposed merger of New York Community Bancorp, Inc. (“NYCB”) and Astoria Financial Corporation (“Astoria Financial” or “Astoria”).

Forward-looking statements can be identified by the use of the words “anticipate,” “expect,” “intend,” “estimate,” “target,” and words of similar import. Forward-looking statements are not historical facts but instead express only management’s beliefs regarding future results or events, many of which, by their nature, are inherently uncertain and outside of management’s control. It is possible that actual results and outcomes may differ, possibly materially, from the anticipated results or outcomes indicated in these forward-looking statements.

Factors that may cause such a difference include, but are not limited to, the reaction to the transaction of the companies’ customers, employees, and counterparties; customer disintermediation; inflation; expected synergies, cost savings, and other financial benefits of the proposed transaction might not be realized within the expected timeframes or might be less than projected; the requisite stockholder and regulatory approvals for the proposed transaction might not be obtained; credit and interest rate risks associated with NYCB’s and Astoria Financial’s respective businesses, customers, borrowings, repayment, investment, and deposit practices, and general economic conditions, either nationally or in the market areas in which NYCB and Astoria Financial operate or anticipate doing business, are less favorable than expected; new regulatory or legal requirements or obligations; and other risks and important factors that could affect NYCB’s and Astoria Financial’s future results are identified in their Annual Reports on Form 10-K for the year ended December 31, 2014 and in other reports filed with the SEC.

Forward-looking statements are made only as of the date of this transcript, and neither NYCB nor Astoria Financial undertakes any obligation to update any forward-looking statements contained in this transcript to reflect events or conditions after the date hereof.

Additional Information and Where to Find It

These materials do not constitute an offer to sell or a solicitation of an offer to buy any securities or a solicitation of any vote or approval. NYCB has filed a registration statement on Form S-4 with the Securities and Exchange Commission (“SEC”) in connection with the proposed transaction. The registration statement includes a joint proxy statement of Astoria Financial and NYCB and also constitutes a prospectus of NYCB that will be sent to the stockholders of Astoria Financial. Before making any voting or investment decision, investors and security holders of Astoria Financial and NYCB are urged to carefully read the entire registration statement and joint proxy statement/prospectus, as well as any amendments or supplements to these documents, because they will contain important information about the proposed transaction. This document and other documents relating to the merger filed by NYCB and Astoria Financial can be obtained free of charge from the SEC’s website at www.sec.gov. These documents also can be obtained free of charge by accessing NYCB’s website at www.mynycb.com under the tab “Investor Relations”, then under “Financial Results”, and then under “SEC Filings.” The documents filed by Astoria Financial may be obtained free of charge at its website at http://ir.astoriabank.com/. Alternatively, these documents, when available, can be obtained free of charge from NYCB upon written request to New York Community Bancorp, Inc., Attn: Corporate Secretary, 615 Merrick

Avenue, Westbury, New York 11590 or by calling (516) 683-4100, or from Astoria Financial upon written request to Astoria Financial Corporation, Attn: Monte N. Redman, President, One Astoria Bank Plaza, Lake Success, New York 11042 or by calling (516) 327-3000.

Participants in Solicitation

NYCB, Astoria Financial, and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from Astoria Financial and NYCB stockholders in connection with the proposed transaction under the rules of the SEC. Certain information regarding the interests of these participants and a description of their direct and indirect interests, by security holdings or otherwise, is included in the joint proxy statement/prospectus regarding the proposed transaction. Additional information about NYCB and its directors and officers may be found in the definitive proxy statement of NYCB relating to its 2015 Annual Meeting of Stockholders filed with the SEC on April 24, 2015. Additional information about Astoria Financial and its directors and officers may be found in the definitive proxy statement of Astoria Financial relating to its 2015 Annual Meeting of Stockholders filed with the SEC on April 17, 2015. These definitive proxy statements can be obtained free of charge from the SEC’s website at www.sec.gov.

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EDITED TRANSCRIPT

NYCB - New York Community Bancorp Inc at Raymond James Institutional Investors Conference

EVENT DATE/TIME: MARCH 07, 2016 / 4:35PM GMT

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MARCH 07, 2016 / 4:35PM, NYCB - New York Community Bancorp Inc at Raymond James Institutional Investors Conference

CORPORATE PARTICIPANTS

Joe Ficalora New York Community Bancorp, Inc. - President & CEO

PRESENTATION

Joe Ficalora - New York Community Bancorp, Inc. - President & CEO

So, the first thing is the cautionary statement of course, which I’m sure you all prepared for and you have consulted with your attorneys, and you are about to digest fully.

This slide, the Astoria merger, like the others we’ve completed, is expected to grow our earnings, build our capital, and create value for our investors. We have done many, many deals and the good news is this may very well be one of the best deals we have ever done, for a whole variety of good reasons.

And therefore, we are very anxious to get this deal to close, the sooner the better. And as you might imagine, it is our desire to do that, but we do not decide when the deal will close. There is an entire process that we must go through.

But, pro forma assets about $65 million. Pro forma multi-family loan portfolio about $30 billion. Pro forma deposits about $38 billion. We’ve become the number two depository in our New York MSA area. That’s significant. And we are the pro forma market cap of about $10 billion.

When you consider the Astoria merger and its significant increase in our earnings and strength in our balance sheet, 20% pro forma earnings accretion. Very few deals in recent time have been able to be 20% accretive to earnings. 15.5% return on average tangible common equity, expected cost saves 50% of Astoria’s noninterest expense. We do believe that is easily attainable based on what we have in the pipeline already.

We maintain our long-standing record of efficiency. We are one of the most efficient banks in the country. It expands our margin, increases our revenue stream. This significantly strengthens our balance sheet. Its de-risking strategy greatly enhances our balance sheet profile. 6% tangible book value per share, accretion upon closing.

That again is not something that is commonly done. Both earnings accretion and tangible accretion is not typically discussed in transactions. Boosts our deposits by $9 billion and substantially increases our share of deposits in core markets. Heightens our liquidity while reducing our cost of funds. It extends our long-standing record of exceptional asset quality.

We, as always is the case, will restructure dramatically. It improves our liquidity. It improves our deposit ratio. It improves the bank. The bank will be in consolidation, a better bank. Thereby the sooner this happens the better it is. And it builds capital.

So the Astoria merger features substantial upside potential relative to purchase price. The attractive purchase price multiples, as you can see here, NYCB is the blue line and the somewhat cream-colored line is bank-to-bank M&A transactions since 2013.

So the price to tangible book value 1.49x in our case, other deals at about 1.78x. Core deposit premiums, 7.7%, other bank deals, 12.1%. Substantially higher financial returns. As I mentioned, earnings per share accretion 20%, typically half that. With regard to tangible book value accretion, we’re at 6% positive. Typical deals are dilutive 5.2%. These are substantial deal differentials.

This is the Astoria merger and the creation of the preeminent community bank in our market. Contemplate within 1 mile 52% of the branches, within 3 miles 85% of the branches. And within 5 miles 92%. So there is plenty of opportunity to cross sell. There is plenty of opportunity for us to have efficiency in operations on a pro forma basis. This deal has built in a tremendous opportunity.

We expect the merger to be – significantly increase our share of deposits in the New York MSA. We have become number two in the marketplace, 291 branches, $32 billion in deposits and we virtually take on the number two position in this market. That is a very, very substantial positive.

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MARCH 07, 2016 / 4:35PM, NYCB - New York Community Bancorp Inc at Raymond James Institutional Investors Conference

As you can see here it is expected to be significant in several places – Nassau, Suffolk, Brooklyn, and Queens. These are important markets in which we operate today and it puts us in very favorable positioning with regard to our deposit share in these very, very important markets. That is not something to fail to recognize.

It reflects an in-market nature of this transaction. It creates opportunities. The Astoria merger presents maximal opportunities for revenue enhancements while minimizing risk. It capitalizes on complementary business models. The two banks have been competing with each other since the 1800s. The two banks are in many markets consistently the same.

It facilitates our transition to being a SIFI bank. We will in fact become a SIFI bank next quarter and we will be obligated to meet all those requirements by 2018.

We are hopeful that this deal closes as soon as possible. It will be closed when in fact the regulators decide it is time to close the deal for whatever the reasons may be. But it is something that we are diligently working on, so as to be ready to close as early as June 30.

It provides ample opportunities to have continued earnings and capital growth. Post-merger sale of $1-billion-plus of acquired assets to reduce credit risk, enhance liquidity and fund investments. Acquired real estate has embedded values. I mean, these are things that are discernible today and readily exercisable in the period ahead.

The summary of pro forma balance sheet, as you can see here, it has all positive changes. Newco is a better bank then we are today. Newco is worth more than we are worth today. And in fact we are trading at substantially lower pricing today than we were trading at before we announced the deal with newco.

So I think the opportunity for investors is real, something that can easily be considered. This here is a indication of the enhancement of our assets in our funding mix. As you can see, the new bank is substantially better balanced and certainly has attributes that just statistically are discernible. But it’s far more relevant from the standpoint of what all this means.

We expect the Astoria merger to provide multiple opportunities to drive profitability, and it is sustainable and it’s long-term asset growth. The pro forma Company is primed for strong core asset growth. Results in greater on balance sheet capacity to support loan production.

Highly liquid residential mortgage loan portfolio provides the flexibility to manage our asset mix; stronger capital formation and multiple sources of funding and liquidity are available to support growth.

So the growth levers, more loans to be retained in portfolio once SIFI threshold is exceeded. $2.6 billion of loans sold from the third quarter of 2014 through the fourth quarter of 2015. We are well over $3 billion already.

In essence what are we doing? We are in fact sharing our portfolio of some of the best assets in the marketplace with some of our peer banks. $3-billion-plus to date. That is not something we necessarily have to do or will do prospectively, but it is always good to know that you can make money sharing the assets that you generate.

And the results, earnings growth, higher operating leverage, improved risk profile, enhanced returns for investors. So, the de-risking of our balance sheet is expected to strengthen our financial performance both before and after the merger. Balance sheet repositioning strategies, and this has already occurred, this is already in the books.

So the financials, and we have discussed this previously, the benefits of de-risking eliminates putable risk, improves MPV and NII interest-rate sensitivity ratios, reduces exposure to rising interest rates, enhances both liquidity and asset quality.

The financial benefits expected in physical year 2016 from the fourth-quarter 2015 repositioning, earnings per share accretion, 10%. Net interest margin, 35 basis points. Net interest income up $165 million. And net income up $100 million. So this is already baked in, this is already there without the closing.

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MARCH 07, 2016 / 4:35PM, NYCB - New York Community Bancorp Inc at Raymond James Institutional Investors Conference

Enhancing our capital management strategy has strengthened our capital measures and is expected to facilitate further growth. Enhancements to our capital management strategy completed on November 4, 2015. Our common stock offering, immediately supported our tangible stockholder’s equity and Tier 1 common equity and exceeded by $87.3 million the impact on capital of the one-time after-tax balance sheet repositioning charge that occurred in the fourth quarter of 2015.

So adjusting our quarterly cash dividend to $0.17 per share positioned us for a sustainable long-term capital growth while still providing our investors with an attractive yield. Dividend declared 1-26-16 provided a yield of 4.6%. Capital retention served to minimize the dilution from our fourth-quarter capital raise.

Building capital will facilitate the execution of our growth through acquisition strategy going forward and provide the flexibility to maximize future value enhancing capital deployment strategies.

So, when you think about what this all means, while we expect the merger to bring us well beyond the current SIFI threshold, we plan to cross it organically in the second quarter — in other words, that’s going to happen anyway.

So the deal will close sometime in the period ahead and that will just enhance the combined Company. But we are going to cross over SIFI no matter what. And the impact of that, the full regulatory impact of that is known to take place in 2018.

So the following enactment of Dodd-Frank, we began allocating significant resources toward the SIFI preparedness. We were the first bank to ask the regulators to approve a SIFI. So going back all the way to the end of 2011 was the first time we went to the regulators and said we would like to become a SIFI.

So during the early 2012 period, we were actively in discussions with the regulators about becoming a SIFI. So the merger will provide additional scale and leverage, the remaining SIFI compliance costs.

So NYCB’s efficiency ratio prior — and this is before we started the process of becoming a SIFI — was 36% in 2010. And in 2015 it is at 44%. So baked into our financials is in fact predominantly the cost of being a SIFI, it’s already there.

So SIFI compliance, key infrastructure investments to date, include enhanced ERM, and corporate governance frameworks, bottom-up capital planning and stress testing capabilities, substantial expansion of regulatory compliance staff. Those are high-cost people in many cases. Remaining cost of SIFI compliance includes LCR, CCR reporting and a living will — all of which we have had activity in discussing and preparing for.

As we continue to grow we would expect our total payout ratio to be more consistent with the total payout ratio of our SIFI peers. Now, the good news is we are not like our SIFI peers. Our SIFI peers lose a lot of money during cycle turn, we do not. So our demand on capital is very different than our SIFI peers.

So we don’t need to look like our SIFI peers to be a solid, sound banking institution. We in fact are significantly different than our SIFI peers. So we expect the core components of our business model to be enhanced by the Astoria Financial merger. That is absolute. As I’ve said, this may be one of the best transactions we have ever done.

The multi-family loan book — this is what we expect to be pro forma 12-31 — is actual. The NYCB portfolio statistics at or for the 12 months ended 12-31-15. This is what the numbers look like or looked like back then. We have been distinguished by our low level of net charge-offs in downward credit cycles.

Importantly, what you’re looking at here is why banks have been forced to capitalize substantially over the last several years because banks lose huge amounts of money during cycle turn. These are periods 1989 to 1993, 2007 to 2010, 2011 to now. And you can see that our peer banks lose massive amounts of money. We lose de minimis amounts of money.

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MARCH 07, 2016 / 4:35PM, NYCB - New York Community Bancorp Inc at Raymond James Institutional Investors Conference

In actuality we’ve not had to charge capital as a result of the losses on our principal assets through any of the cycles that have occurred and that’s in the last 45 years. So cycles have occurred on a regular basis and we do not charge capital as a result of losses in our principal asset. There are no banks of size that could actually say that.

So, this is the nonperforming loans. We do have an uptick in nonperforming loans, as does everybody. However, because we lend differently than everybody, we lose substantially less in disposition. That’s the key. What do you actually lose by the time the loan relationship is done? And in our case we lose very, very, very little.

So even though we do have activity levels that in some ways do correlate to the industry, they do not result in the same amount of loss as others might have. And these are actual published statistics for the periods indicated.

So our efficiency ratio, we’ve consistently been a more efficient bank than our peers. As you can see here, the end of 2015 we were at 43.81%, and Astoria is at 73.21%. One of the most accretive deals we had done historically was the acquisition of the first bank we combined with, which was CFS, and they were at 78% efficiency ratio.

So opportunity does exist when the target institution has a high efficiency ratio. So, as an in-market transaction it underscores the potential for significant cost savings, its estimated costs are 50% of Astoria’s non-interest expense can be saved.

The opportunity to leverage our mortgage platform and Astoria’s retail origination model. They pay significantly to do the servicing on their loan book. We in fact have a very efficient operation in Cleveland that has a history of managing significantly larger portfolios because it in fact was managing not only the AmTrust portfolio but also the portfolio that the FDIC had as well as what we created.

So, it provides immediate scale to absorb higher SIFI compliance and the expanded customer base represents an opportunity for revenue growth through the sales of third-party investment products and other financial services.

So this transaction has all the attributes of a transaction that creates real value. So it leverages our mortgage banking platform and its residential mortgage lending expertise. In essence, again, we have a portfolio generation, $42 billion plus of loans originated since the second half of 2010.

So this is just going to add to that origination platform, because they are so are a national provider of one- to four- family loans. We portfolio very little of those assets, hundreds of millions in portfolio, $42-billion-plus in origination.

Credit quality as of December 31, 99.8% of all funded loans were current. Those are actual numbers, 99.8% current. We are not talking about foreclosure — current, 99.8%. Limited repurchase risk — of the eight loans, $42 billion plus, of the eight loans that were repurchased in 2015, five were subsequently resolved and three were placed back into the portfolio.

$42 billion in loans, we are talking about three loans going back into the portfolio. We are talking about possibly a loss on a couple of loans. There are no lenders that have those kinds of numbers. Since January 2010 our mortgage banking business has originated one- to four-family loans of $42.7 billion and generated mortgage banking income of nearly $640 million.

Our proprietary mortgage banking platform has enabled us to expand our revenues, market share and product line and will easily accommodate the business which is now being done by Astoria. Over time mortgage banking income has supported the stability of our return on average tangible assets even in times of interest-rate volatility.

So, total return on investment. What do we create for you? We create probably the best total return on investment of any bank in the marketplace. So the total return with the adjustments which have occurred in the marketplace to date, 4,682%. The banking industry over that period has a total return of 461%.

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MARCH 07, 2016 / 4:35PM, NYCB - New York Community Bancorp Inc at Raymond James Institutional Investors Conference

We split our stock nine times during that period. So it is very hard for many people to recognize what does it mean to have a position in NYCB. Having split our stock as many times as that, the actual payment of our dividend is substantially greater than it might appear to be and certainly the consistency with which we approach creating value for shareholders is demonstrated in the actual results.

The results are discernible, the results are there. And lo and behold, we will make all future decisions with the same expectation that if we are creating value for shareholders we are doing it. If we are not creating value for shareholders we are not doing it. So we are driven by one principal motivation, value creation.

Now obviously we are subject to the marketplace. And certainly there are some times in which things will occur when we will not be able – and of course we never dictate our market values, but we will not to be able to create the values that are truly inherent in the business model.

But for those that actually take the time to understand who we are and what we do I think more often than not people find that this is an investment that they are comfortable having in portfolio.

Total return, that is a compounded annual growth rate of 26%. And that goes back to 1993. So a compounded annual growth rate and total return to shareholders of 26%. There aren’t too many banks that do that.

So, that is who we are, that is what we have done. Certainly if anyone has a question I would be glad to try and answer. And, by the way, we are having a breakout session, so you can come into a nice room, get no lunch, but have a nice conversation (laughter). No distraction. Yes, sir.

QUESTIONS AND ANSWERS

Unidentified Audience Member

(Inaudible - microphone inaccessible)?

Joe Ficalora - New York Community Bancorp, Inc. - President & CEO

Sure.

Unidentified Audience Member

(Inaudible - microphone inaccessible)?

Joe Ficalora - New York Community Bancorp, Inc. - President & CEO

Yes. I think there is no question that markets change and the New York market has had bubbles consistently over the decade. And we in fact position ourselves to do best during bubble change.

When the markets change sufficiently, there is massive loss of value in at-market properties in the New York market. That is why we do not lend that market. We lend on restricted cash flows. So because we lend principally on buildings that have rent regulation they are substantially below the market.

Now we are consistent, decade after decade, of lending at the actual cash flow value, meaning that there are many other lenders that lend in New York and lend elsewhere in the world but lend in New York at values that are potential values. The best example of that would be Stuyvesant Town.

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MARCH 07, 2016 / 4:35PM, NYCB - New York Community Bancorp Inc at Raymond James Institutional Investors Conference

No question $5.4 billion was way, way, way, way too much for the regulated rent roll in that complex. And of course, it blew up and massive losses were taken.

So when we think about where are we today, we are exactly where we might have been in every cycle that has preceded the current cycle. We are at the back end of a positive cycle where there is excess lending in the New York market. The dollar values that are being put out there are significantly higher than the cash flows of many of the properties.

There is a lot of new construction in the New York market, as there is in many other places in the world. And those values are also very high. And then there are many buildings that have been there for many, many, many, many decades in some cases, that have in fact loans that are far beyond the cash flows in those buildings with regard to the potential that those buildings represent.

Loans that are based upon potential value are the loans that default when the cycle turns. And we are inevitably on the verge of a cycle turn. To some degree the cycle has already begun to turn. Values in the New York market are already demonstrating a lessening in the growth of value in the New York market. So do not miss the obvious.

There is going to be a significant change in valuation, not just in New York but in Miami and in many other places, where values have been enjoying rapid and significant growth. So cycle change is inevitable and the last cycle turn was in 2008, so this is a long period of time since the last cycle turn. And the reasons why we could have a cycle turn are there.

So New York does have, in many ways, inflated values. And there are many lenders, not just from the New York market, but from the world, many lenders in New York that are over exposed with regard to the amount of the money they have put out a New York real estate.

So, the change will come, it is a matter of when and degree. And certainly the more egregious the circumstances are with regard to a particular property the greater the likelihood of significant loss in value. Yes. So, we have a breakout session down the hall I take it.

Unidentified Participant

(Inaudible - microphone inaccessible).

Joe Ficalora - New York Community Bancorp, Inc. - President & CEO

Downstairs, great. So I invite you all to come. Thank you.

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